June 24, 2006

FOR IMMEDIATE RELEASE

PRIMEWEST ENTERS AGREEMENT TO ACQUIRE U.S. OIL AND GAS ASSETS

CALGARY  (TSX: PWI.UN; PWX; PWI.DB.A; PWI.DB.B; NYSE: PWI) – PrimeWest Energy, (PrimeWest), through a U.S. subsidiary, is pleased to announce that it has entered into an agreement to acquire producing oil and gas assets located in Montana, North Dakota and Wyoming for total consideration of approximately US$300 million (C$330 million using a Canadian to U.S. dollar exchange rate of 0.90).

The transaction is expected to close on or about July 6, 2006.  To finance the transaction, PrimeWest will utilize its existing credit lines plus a supplementary credit line of C$250 million.

This acquisition establishes a new operating area for PrimeWest within the Williston Basin, with significant secondary and tertiary development potential.  Current production is approximately 3,200 barrels of oil equivalent (BOE) per day.   Approximately 94% of this production is crude oil, of which 70% is light crude oil produced primarily from the Mississippian and Devonian formations. Currently, PrimeWest’s production is weighted 73% to natural gas and 27% to crude oil and other liquids.  This acquisition will change the weighting to 68% natural gas and 32% crude oil and other liquids.

These properties are long-life assets with a reserve life index (RLI) on a proved plus probable (P+P) basis of 24.1 years and are therefore accretive to PrimeWest’s total P+P RLI, raising it from 11.2 years at the end of 2005, to 12.3 years. There are a number of infill drilling and waterflood optimization opportunities on these properties that comprise approximately 47,000 net acres of land. PrimeWest will be the operator of the majority of the acquired properties and will hold an average working interest of over 95%. Further highlights of the acquisition are discussed in greater detail below.

Acquisition Highlights

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PrimeWest is acquiring approximately 3,200 BOE per day of production, of which 94% is crude oil and 6% is natural gas, representing an incremental 1,500 BOE per day on an annualized basis in 2006.  Approximately 70% of the oil production is conventional light crude with an average 38-degree API and the remaining 30% has an average 20-degree API.  PrimeWest now estimates that its full year total production for 2006 will be 39,000 to 40,000 BOE per day.

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Approximately 20.4 million BOE of proved reserves and 28.9 million BOE of P+P reserves are being acquired based upon an independent engineering assessment completed by GLJ Petroleum Consultants Ltd. (GLJ) under National Instrument 51-101 guidelines.   Approximately two thirds of the reserves fall into the proven category and will require up to US$100 million of additional future capital to fully develop.

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The assets being acquired have an RLI of 24.1 years on a P+P basis and 16.9 years on a proved basis, derived using independent reserves estimates and current production estimates.

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The major fields included in the acquisition are Flat Lake, Dwyer and Goose Lake in Montana; Rival, Grenora, Alexander, Wiley, Glenburn and Sherwood in North Dakota; and Rocky Point in Wyoming.  The most prolific field is Flat Lake, which is geologically similar to the producing fields found immediately north of the Canada/U.S. border in the province of Saskatchewan.

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Operating costs for the acquired assets for the balance of 2006 are estimated to be approximately C$11.50 per BOE.

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PrimeWest expects to invest approximately C$23 million of capital for the remainder of 2006. A number of drilling opportunities have already been identified, most of which are infill horizontal wells. Current well spacing on these properties ranges from 80 to 160 acres, making them relatively undeveloped when compared to similar pools in Saskatchewan.  PrimeWest’s total capital expenditures for 2006 are now forecast to be approximately C$300 million.

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Additional upside opportunities in the form of higher density infill drilling, waterflood optimization, and possible future enhanced oil recovery projects have been delineated, based on preliminary mapping by PrimeWest and a separate study conducted by an independent third party consultant.  This upside would be in addition to the P+P reserves identified by GLJ.

PrimeWest is a Canadian-based conventional oil and gas royalty trust, headquartered in Calgary, Alberta. The Trust actively acquires, develops, produces and sells natural gas, crude oil and natural gas liquids for the generation of monthly cash distributions to Unitholders.  Trust Units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol “PWI.UN” and on the New York Stock Exchange under the symbol “PWI”.  Exchangeable Shares of PrimeWest Energy Inc. are listed on the TSX under the symbol “PWX”.  Five-year Convertible Debentures of PrimeWest trade on the TSX under the symbol “PWI.DB.A” and the Seven-year Convertible Debentures trade under the symbol “PWI.DB.B”.

To learn more about PrimeWest, please visit our website at www.primewestenergy.com.

For Investor Relations inquiries, please contact:

Diane Zuber

Investor Relations Advisor

403-699-7356

Toll-free:  1-877-968-7878

E-mail:  investor@primewestenergy.com